99

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSL Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3785 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/16/02

CSL

02 SEP -9 AM 10:07

82-3785

AR/S
6-30-02

Our ref.: 01/881

26 August 2002

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

PRELIMINARY FINAL REPORT – ACCOUNTS AND MEDIA RELEASE

Following are CSL's Preliminary Final Report, Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 30 June, 2002, Directors' Report and Declaration, Independent Review Report, and a Media Release announcing the results.

Yours sincerely

Peter Turvey
COMPANY SECRETARY

Enc

Phone: +61 3 9389 1402 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia
E-mail: Peter_Turvey@csl.com.au

Rules 4.1, 4.3

02 SEP -5 AM 10:53

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

CSL LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
99 051 588 348		✓	Year ended 30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	57.9%	to	1,350,182
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/~~down~~	58.2%	to	123,808
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	58.2%	to	123,808

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	22¢	22¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	17¢	17¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 26 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

NONE

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	1,350,182	854,824
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,160,272)	(719,596)
1.3	Borrowing costs	(33,457)	(29,084)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**156,453**	**106,144**
1.6	Income tax on ordinary activities *(see note 4)* (refer **Attachment 1**)	32,645	27,903
1.7	**Profit (loss) from ordinary activities after tax**	**123,808**	**78,241**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**123,808**	**78,241**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**123,808**	**78,241**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	2,555	39,536
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	2,555	39,536
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**126,363**	**117,777**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	78.2 cents	52.3 cents
1.19	Diluted EPS	77.5 cents	51.6 cents

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	123,808	78,241
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**123,808**	**78,241**

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	1,336,412	843,308
1.24	Interest revenue	3,829	6,543
1.25	Other relevant revenue		
	Proceeds from sale of non-current assets	398	269
	Rent	965	946
	Royalties	215	201
	Collaborative revenue	7,436	2,785
	Other	927	772
	TOTAL REVENUE	**1,350,182**	**854,824**
1.26	Details of relevant expenses		
	Cost of sales	814,637	473,999
	Research and development expenses	93,277	81,208
	Selling and marketing expenses	96,184	66,890
	General and administration expenses	102,290	65,462
	Borrowing costs	33,457	29,084
	Other expenses	53,884	32,037
	TOTAL EXPENSES	**1,193,729**	**748,680**
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	64,649	50,096
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	205,148	165,881
1.31	Net profit (loss) attributable to members (*item 1.11*)	123,808	78,241
1.32	Net transfers from (to) reserves (from General Reserves)	5,618	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(55,368)	(38,974)
1.35	**Retained profits (accumulated losses) at end of financial period**	**279,206**	**205,148**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	48,487	(8,720)	-	39,767
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**48,487**	**(8,720)**		**39,767**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	57,541	27,253
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	66,267	50,988

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	106,215	117,565	36,338
4.2	Receivables	190,446	162,058	198,301
4.3	Investments	-	-	-
4.4	Inventories	436,109	281,972	448,170
4.5	Tax assets	-	-	-
4.6	Other - Prepayments	5,930	7,620	8,431
4.7	**Total current assets**	**738,700**	**569,215**	**691,240**
	Non-current assets			
4.8	Receivables	2,546	2,824	2,846
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	2,036	5,940	2,770
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	562,638	507,898	552,369
4.15	Intangibles (net)	989,934	672,330	966,164
4.16	Tax assets	16,268	13,603	16,734
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**1,573,422**	**1,202,595**	**1,540,883**
4.19	**Total assets**	**2,312,122**	**1,771,810**	**2,232,123**
	Current liabilities			
4.20	Payables	207,075	141,417	185,285
4.21	Interest bearing liabilities	85,594	59,231	73,612
4.22	Tax liabilities	10,092	7,365	10,780
4.23	Provisions excl. tax liabilities	104,049	73,177	103,422
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**406,810**	**281,190**	**373,099**
	Non-current liabilities			
4.26	Payables	26,949	-	-
4.27	Interest bearing liabilities	555,211	567,823	544,169
4.28	Tax liabilities	22,739	16,913	19,570
4.29	Provisions exc. tax liabilities	27,282	29,926	29,926
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**632,181**	**614,662**	**593,665**
4.32	**Total liabilities**	**1,038,991**	**895,852**	**966,764**
4.33	**Net assets**	**1,273,131**	**875,958**	**1,265,359**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Equity			
4.34	Capital/contributed equity (refer **Attachment 1**)	923,856	596,407	923,235
4.35	Reserves	70,069	74,403	99,939
4.36	Retained profits (accumulated losses)	279,206	205,148	242,185
4.37	**Equity attributable to members of the parent entity**	**1,273,131**	**875,958**	**1,265,359**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**1,273,131**	**875,958**	**1,265,359**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet (item 4.13)**	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,314,967	803,043
7.2	Payments to suppliers and employees	(1,131,222)	(638,635)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	3,921	7,478
7.6	Interest and other costs of finance paid	(35,413)	(12,259)
7.7	Income taxes paid	(22,168)	(30,589)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**130,085**	**129,038**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(82,859)	(60,909)
7.11	Proceeds from sale of property, plant and equipment	398	269
7.12	Payment for purchases of equity investments	(313,203)	(905,878)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16 (a)	Other – payment for restructuring of business	(9,033)	-
7.16 (b)	Other – payment for other investments	(589)	(894)
7.17	**Net investing cash flows**	**(405,286)**	**(967,412)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	326,456	5,692
7.19	Proceeds from borrowings	13,837	562,701
7.20	Repayment of borrowings	(42,513)	-
7.21	Dividends paid	(45,947)	(35,892)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**251,833**	**532,501**
7.24	**Net increase (decrease) in cash held**	**(23,368)**	**(305,873)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	109,489	414,895
7.26	Exchange rate adjustments to item 7.25.	3,234	467
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**89,355**	**109,489**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

On 28 June 2002, ZLB Bioplasma AG purchased product registrations and trade marks for Sandoglobulin and Sanglopor from Novartis. The intellectual property in the amount of $60.8 million was discounted to its fair value with the corresponding payable apportioned between current and non current payables.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	45,769	16,478
8.2	Deposits at call	60,446	101,087
8.3	Bank overdraft	(16,860)	(8,076)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**89,355**	**109,489**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	11.6%	12.4%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	9.7%	8.9%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period $A'000	Previous corresponding period - $A'000
(a)	Basic EPS	78.2 cents	52.3 cents
(b)	Weighted average number of ordinary shares used in the calculation of the Basic EPS	158,330,681	149,523,650
(c)	Diluted EPS	77.5 cents	51.6 cents
(d)	Weighted average number of ordinary shares used in the calculation of the Diluted EPS	159,682,177	151,496,872

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$1.79	$1.36

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

NONE

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	ZLB Plasma Services
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$A'000 2,420
13.3	Date from which such profit has been calculated	6 September 2001
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NONE
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	10 October 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	26 September 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	YES

Amount per security

			Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	22¢	22¢	N/A
15.5		Previous year	17¢	17¢	N/A
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	12¢	12¢	N/A
15.7		Previous year	9¢	9¢	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	34¢	26¢
15.9	Preference +securities	NIL	NIL

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	34,864	25,443
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**34,864**	**25,443**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

NONE

The last date(s) for receipt of election notices for the +dividend or distribution plans	NOT APPLICABLE

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Dividend is fully franked at 30%

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	NONE	NONE		
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities**	NONE			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	158,470,491	158,470,491		
18.4	Changes during current period (a) Increases through issues				
	Share placement	8,250,000	8,250,000	$40.00	$40.00
	SESOP	90,000	90,000	$5.01	$5.01
	SESOP	79,308	79,308	$5.29	$5.29
	SESOP	18,660	18,660	$13.23	$13.23
	SESOP	60,000	60,000	$6.05	$6.05
	SESOP II	78,400	78,400	$11.45	$11.45
	GESOP	8,303	8,303	$39.45	$39.45
	SESOP II	193,566	193,566	$10.82	$10.82
	SESOP	7,000	7,000	$5.73	$5.73
	SESOP II	18,000	18,000	$22.22	$22.22
	(b) Decreases through returns of capital, buybacks	N/A	N/A		
18.5	**+Convertible debt securities**	N/A	N/A		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	SESOP II	300,000	-	$8.93	Nov 04
	SESOP II	92,400	-	$11.45	Mar 05
	SESOP II	117,196	-	$10.82	Jul 05
	SESOP II	909,450	-	$13.23	Jul 06
	SESOP II	85,000	-	$20.84	Nov 06
	SESOP II	60,000	-	$21.01	Feb 07
	SESOP II	200,000	-	$23.07	Feb 07
	SESOP II	939,500	-	$34.04	Aug 07
	SESOP II	82,540	-	$0.01	Nov 07
	SESOP II	844,800	-	$37.54	Jun 08
	SESOP II	170,000	-	$49.31	Jul 08
	SESOP II	268,400	-	$37.54	Aug 08
	SESOP II	243,193	-	$0.01	Aug 08
	SESOP II	5,000	-	$43.51	Aug 08
	SESOP II	91,000	-	$49.94	Dec 08
	SESOP II	20,000	-	$47.20	Jan 09
	SESOP II	3,000	-	$40.41	Apr 09

+ See chapter 19 for defined terms.

		Total number	Number quoted	*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
	SESOP II	170,000	-	$49.31	Jul 08
	SESOP II	268,400	-	$37.54	Aug 08
	SESOP II	243,193	-	$0.01	Aug 08
	SESOP II	5,000	-	$43.51	Aug 08
	SESOP II	91,000	-	$49.94	Dec 08
	SESOP II	20,000	-	$47.20	Jan 09
	SESOP II	3,000	-	$40.41	Apr 09
18.9	Exercised during current period				
	SESOP	90,000	-	$5.01	Jul 01
	SESOP	79,308	-	$5.29	Jul 01
	SESOP	7,000	-	$5.73	Feb 02
	SESOP	60,000	-	$6.05	Apr 02
	SESOP II	78,400	-	$11.45	Mar 05
	SESOP II	193,566	-	$10.82	Jul 05
	SESOP II	18,660	-	$13.23	Jul 06
	SESOP II	18,000	-	$22.22	Feb 07
18.10	Expired during current period	-	-	-	-
	Lapsed during current period	11,848	-	$10.82	Jul 05
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A			
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A			

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting.* Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer **ATTACHMENT 2**

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Comments on significant trends or events during the current period are included in the accompanying press release.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

NONE

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The available franking credits are $23.1m. This balance has been determined in accordance with the revised imputation system that came into force on 1 July 2002. The available franking credits would be $53.8m for the consolidated entity if calculated using the previous method.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

NONE

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NONE

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Refer to Note 31 of the financial statements for the year ended 30 June 2002.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	NONE
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	NONE

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	National Tennis Centre, Melbourne Park
Date	17 October 2002
Time	10.00am
Approximate date the +annual report will be available	12 September 2002

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: NONE

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* (delete one)~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- [x] The +accounts have been audited.
- [ ] The +accounts have been subject to review.
- [ ] The +accounts are in the process of being audited or subject to review.
- [ ] The +accounts have *not* yet been audited or reviewed.

5 The audit report by the auditor is attached.

6 The entity has/~~does not have* (delete one)~~ a formally constituted audit committee.

Sign here: .... Date: 21 August 2002
(~~Director~~/Company Secretary)

Print name: Peter R Turvey

+ See chapter 19 for defined terms.

ATTACHMENT 1

Income tax expense *(refer item 1.6)*	Current period - $A'000	Previous corresponding period - $A'000
The aggregate amount of income tax attributable to the financial periods differs by more than 15% from the amount calculated on the operating profit. The differences are reconciled as follows:		
Profit from ordinary activities before income tax expense	156,453	106,144
Income tax calculated at 30% (2001: 34%)	46,935	36,089
Tax effect of permanent differences		
Building depreciation	296	336
Reduction in tax arising from the tax incentive for R&D	(2,557)	(2,906)
Reduction in tax arising from equity raising costs claim	(452)	-
Under/(over) provision in previous year	(1,378)	(7)
Other non-allowable/assessable items	123	273
Restatement of deferred tax balances due to change in tax rate	-	(356)
Effects of different rates of tax on overseas income	(10,322)	(5,526)
Income tax expense	**32,645**	**27,903**

Contributed equity / Share capital *(refer item 4.34)*	Current period - $A'000
Movements in contributed equity for the period ended 30 June 2002:	
Issued and paid up capital at 1July 2001	596,407
Issued under equity placement	330,000
Less expenses relating to equity placement	(7,791)
Issued to employees through participation in	
SESOP and SESOP II	4,912
GESOP	328
Contributed equity at 30 June 2002	**923,856**

+ See chapter 19 for defined terms.

Segment reporting

ATTACHMENT 2

Business segments	Products/services
Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.
Plasma Services	Collects human plasma used in manufacture of biopharmaceutical products to the human health industry.

Business Segment June 2002	Human Health $A'000	Biosciences $A'000	Animal Health $A'000	Plasma Services $A'000	Eliminations $A'000	Consolidated $A'000
Revenue						
External sales	848,127	145,421	60,874	281,990	-	1,336,412
Other external revenue	6,626	1,231	1,911	-	-	9,768
Intersegment revenue	-	432	-	-	(432)	-
Segment revenue	854,753	147,084	62,785	281,990	(432)	1,346,180
Unallocated revenue						4,002
Total revenue						1,350,182
Results						
Segment earnings	167,303	22,487	4,008	3,981	-	197,779
Borrowing costs						(33,457)
Unallocated expense net of unallocated revenue						(7,869)
Profit from ordinary activities before tax						156,453
Income tax expense						32,645
Profit from ordinary activities after tax						123,808
Segment assets	1,707,396	103,434	65,536	303,756	-	2,180,122
Cash assets						106,215
Unallocated assets						25,785
Total assets						2,312,122
Segment liabilities	247,663	16,691	14,116	27,241	-	305,711
Interest bearing liabilities						640,805
Provision for dividends						34,864
Unallocated liabilities						57,611
Total liabilities						1,038,991
Other Information						
Acquisition of property, plant and equipment and intangible assets	125,776	7,160	14,009	293,392	-	440,337
Unallocated						50
Total acquisitions						440,387
Depreciation and amortisation	90,893	4,008	2,883	15,223	-	113,007
Unallocated						129
Total depreciation and amortisation						113,136
Other non-cash expenses	2,636	2,275	(9)	124	(28)	4,998

Geographical segment June 2002	Australasia $A'000	USA $A'000	Europe $A'000	Eliminations $A'000	Consolidated $A'000
Revenue					
External revenues	437,871	680,396	231,915	-	1,350,182
Intersegment revenue	12,594	30,048	257,283	(299,925)	-
Total revenue	450,465	710,444	489,198	(299,925)	1,350,182
Segment assets	506,800	481,930	1,323,392	-	2,312,122
Acquisition of property, plant and equipment and intangible assets	25,725	313,233	101,429	-	440,387

ATTACHMENT 2

Segment reporting (continued)

Business segment June 2001	Human Health $A'000	Biosciences $A'000	Animal Health $A'000	Plasma Services $A'000	Eliminations $A'000	Consolidated $A'000
Revenue						
External sales	673,226	107,831	62,251	-	-	843,308
Other external revenue	2,836	1,229 .	689	-	-	4,754
Intersegment revenue	-	1,245	-	-	(1,245)	-
Segment revenue	676,062	110,305	62,940	-	(1,245)	848,062
Unallocated revenue						6,762
Total revenue						854,824
Results						
Segment earnings	124,890	12,275	1,936	-		139,101
Borrowing costs						(29,084)
Unallocated expense net of unallocated revenue						(3,873)
Profit from ordinary activities before tax						106,144
Income tax expense						27,903
Profit from ordinary activities after tax						78,241
Segment assets	1,462,762	102,198	54,437	-	-	1,626,397
Cash assets						117,565
Unallocated assets						27,848
Total assets						1,771,810
Segment liabilities	168,611	11,022	9,169	-	-	188,802
Interest bearing liabilities						627,054
Provision for dividends						25,443
Unallocated liabilities						54,553
Total liabilities						895,852
Other Information						
Acquisition of property, plant and equipment and intangible assets	853,892	6,284	1,364	-	-	861,540
Unallocated						5,363
Total acquisitions						866,903
Depreciation and amortisation	73,732	3,194	2,110	-	-	79,036
Unallocated						561
Total depreciation and amortisation						79,597
Other non-cash expenses	(56)	53	138	-	62	197

Geographical segment June 2001	Australasia $A'000	USA $A'000	Europe $A'000	Eliminations $A'000	Consolidated $A'000
Revenue					
External revenues	387,043	221,749	246,032	-	854,824
Intersegment revenue	10,404	23,495	117,654	(151,553)	-
Total revenue	397,447	245,244	363,686	(151,553)	854,824
Segment assets	507,763	150,299	1,113,748	-	1,771,810
Acquisition of property, plant and equipment and intangible assets	23,273	12,985	830,645	-	866,903

+ See chapter 19 for defined terms.

CSL Limited and its controlled entities
Statement of Financial Performance

For the year ended 30 June 2002

	Notes	Consolidated Entity 2002 $000	Consolidated Entity 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Sales revenue	2	**1,336,412**	843,308	**418,070**	369,522
Cost of sales		**814,637**	473,999	**220,258**	193,079
Gross profit		**521,775**	369,309	**197,812**	176,443
Other revenues	2	**13,770**	11,516	**14,146**	18,661
Research and development expenses		**93,277**	81,208	**49,630**	42,145
Selling and marketing expenses		**96,184**	66,890	**51,177**	45,920
General and administration expenses		**102,290**	65,462	**48,655**	39,263
Borrowing costs	3	**33,457**	29,084	**136**	86
Other expenses	3(a)	**53,884**	32,037	**4,492**	2,536
Profit from ordinary activities before income tax expense		**156,453**	106,144	**57,868**	65,154
Income tax expense relating to ordinary activities	4	**32,645**	27,903	**13,894**	17,003
Profit from ordinary activities after income tax expense		**123,808**	78,241	**43,974**	48,151
Net exchange difference on translation of financial statements of self-sustaining foreign operations		**2,555**	39,536	**-**	-
Total revenues, expenses and valuation adjustments attributable to members recognised directly in equity	23	**2,555**	39,536	**-**	-
Total changes in equity other than those resulting from transactions with owners as owners	25	**126,363**	117,777	**43,974**	48,151
		cents	cents		
Basic earnings per share	38	**78.2**	52.3		
Diluted earnings per share	38	**77.5**	51.6		

The above statement of financial performance should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
Statement of Financial Position
As at 30 June 2002

	Notes	Consolidated Entity 2002 $000	Consolidated Entity 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
CURRENT ASSETS					
Cash assets	5	**106,215**	117,565	**69,468**	67,252
Receivables	6	**190,446**	162,058	**64,536**	58,552
Inventories	7	**436,109**	281,972	**71,177**	69,807
Other	8	**5,930**	7,620	**1,065**	657
Total Current Assets		**738,700**	569,215	**206,246**	196,268
NON-CURRENT ASSETS					
Receivables	9	**2,546**	2,824	**72,817**	55,353
Other financial assets	10	**2,036**	5,940	**694,047**	387,429
Property, plant and equipment	11	**562,638**	507,898	**271,069**	277,767
Deferred tax assets	12	**16,268**	13,603	**9,151**	9,645
Intangibles	13	**989,934**	672,330	**-**	-
Total Non-Current Assets		**1,573,422**	1,202,595	**1,047,084**	730,194
TOTAL ASSETS		**2,312,122**	1,771,810	**1,253,330**	926,462
CURRENT LIABILITIES					
Payables	14	**207,075**	141,417	**50,085**	47,684
Interest bearing liabilities	15	**85,594**	59,231	**-**	-
Tax liabilities	16	**10,092**	7,365	**1,075**	6,022
Provisions	17	**104,049**	73,177	**52,059**	39,497
Total Current Liabilities		**406,810**	281,190	**103,219**	93,203
NON-CURRENT LIABILITIES					
Payables	18	**26,949**	-	**-**	-
Interest bearing liabilities	19	**555,211**	567,823	**-**	-
Deferred tax liabilities	20	**22,739**	16,913	**13,941**	9,229
Provisions	21	**27,282**	29,926	**27,282**	29,926
Total Non-Current Liabilities		**632,181**	614,662	**41,223**	39,155
TOTAL LIABILITIES		**1,038,991**	895,852	**144,442**	132,358
NET ASSETS		**1,273,131**	875,958	**1,108,888**	794,104
EQUITY					
Contributed equity	22	**923,856**	596,407	**923,856**	596,407
Reserves	23	**70,069**	74,403	**22,827**	29,716
Retained profits	24	**279,206**	205,148	**162,205**	167,981
TOTAL EQUITY		**1,273,131**	875,958	**1,108,888**	794,104

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Statement of Cash Flows
For the year ended 30 June 2002

	Notes	Consolidated Entity 2002 $000	Consolidated Entity 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Cash flows from Operating Activities					
Receipts from customers		**1,314,967**	803,043	**421,487**	367,477
Payments to suppliers and employees		**(1,131,222)**	(638,635)	**(336,499)**	(296,957)
Dividends received		**-**	-	**-**	6,914
Interest received		**3,921**	7,478	**4,741**	9,328
Income taxes paid		**(22,168)**	(30,589)	**(13,635)**	(25,484)
Borrowing costs		**(35,413)**	(12,259)	**(136)**	(86)
Repayments from controlled entities		**-**	-	**-**	2,985
Net cash inflow from operating activities	35	**130,085**	129,038	**75,958**	64,177
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**398**	269	**5**	150
Payment for property, plant and equipment		**(82,859)**	(60,909)	**(25,408)**	(22,961)
Payment for other investments		**(589)**	(894)	**(589)**	(894)
Payment for investment in controlled entities		**-**	-	**(310,522)**	(346,500)
Purchase of business, net of cash acquired	36	**(313,203)**	(905,878)	**-**	-
Payment for restructuring of business		**(9,033)**	-	**-**	-
Proceeds from liquidation of controlled entity		**-**	-	**-**	5,100
Net cash outflow from investing activities		**(405,286)**	(967,412)	**(336,514)**	(365,105)
Cash flows from Financing Activities					
Proceeds from issue of shares		**326,456**	5,692	**326,456**	5,692
Dividends paid		**(45,947)**	(35,892)	**(45,947)**	(35,892)
Advances to controlled entities		**-**	-	**(17,737)**	(12,126)
Proceeds from borrowings		**13,837**	562,701	**-**	-
Repayment of borrowings		**(42,513)**	-	**-**	-
Net cash inflow/(outflow) from financing activities		**251,833**	532,501	**262,772**	(42,326)
Net increase/(decrease) in cash held		**(23,368)**	(305,873)	**2,216**	(343,254)
Cash at the beginning of the financial year		**109,489**	414,895	**67,252**	410,506
Exchange rate variations on foreign cash balances		**3,234**	467	**-**	-
Cash at the end of the financial year	34	**89,355**	109,489	**69,468**	67,252

The above statement of cash flows should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

1 Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share. The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:
- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled from time to time during the year and at balance date.

Information from the financial statements of controlled entities is included from the date the parent entity obtains control until such time as control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the parent entity had control.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

(d) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(e) Foreign Currency Translation

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

The financial statements of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The financial statements of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

Exchange differences relating to monetary items are included in the statement of financial performance, as exchange gains and losses, in the period when the exchange rate changes, except where:
- the exchange difference relates to the cost of acquisition of an asset under construction or otherwise being made ready for future productive use by the consolidated entity. In these cases the exchange difference is included in the cost of the asset;
- the exchange difference relates to hedging part of the net investment in a self-sustaining foreign operation, in which case the exchange difference is transferred to the foreign currency translation reserve on consolidation; or
- the exchange difference relates to a transaction intended to hedge the purchase or sale of goods or services, in which case the exchange difference is included in the measurement of the purchase or sale.

(f) Inventories

All inventories are stated at the lower of cost and net realisable value. Cost includes direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is the fair value of consideration given at the date of acquisition plus costs incidental to the acquisition. Where goodwill arises it is brought to account on the basis described in Note 1(m).

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount.

Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value.

(j) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Operating leases are not capitalised. Rental payments are charged against profits in equal instalments over the terms of the leases.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

(l) Depreciation

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 25 years
Plant and equipment	5 - 15 years
Leasehold improvements	5 - 10 years

(m) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which is currently 20 years. The carrying value of goodwill is reviewed annually by the directors and written down where it is considered appropriate.

(n) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on R&D equipment is capitalised in property, plant and equipment and depreciated over its estimated useful life. Purchased intellectual property in a controlled entity is carried at cost and is amortised on a straight line basis over the period of expected benefit, which is currently 20 years. The carrying value of intellectual property is reviewed annually by the directors and written down where it is considered appropriate.

(o) Insurance Provision - Incurred But Not Reported (IBNR)

The IBNR provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

(p) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title of the goods has passed to the buyer.

Interest income

Interest income is recognised as it accrues.

Other revenue

Other revenue, including government grants, is recognised when the entitlement is confirmed.

(q) Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(r) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

(s) Other Financial Assets
Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

(t) Financial Instruments
Financial Instruments included in Assets
Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less than likely.

Bank deposits and bills of exchange are carried at cost.

Financial Instruments included in Liabilities
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade payables are normally settled within 60 days.

Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

Derivative Financial Instruments
The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

Gains and losses on forward exchange contracts are accounted for as outlined in Note 1(e).

The consolidated entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its borrowings to fixed interest rates. It is the consolidated entity's policy not to recognise interest rate swaps in the financial statements.

(u) Borrowing Costs
Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets.

(v) Employee Entitlements
Provision is made for employee entitlements accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave and long service leave.

Employee entitlements including on costs, expected to be settled within one year together with entitlements arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts. Long service leave, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Employee entitlements expenses and revenues are charged against profits on a net basis in their respective categories.

(w) Defined Benefit Superannuation Plan
Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. No amount is recognised in respect of the net surplus or deficiency of each plan.

(x) Employee Share and Option Ownership Schemes
Certain employees are entitled to participate in share and option ownership schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 27. No remuneration expense is recognised in respect of employee shares and options issued. Amounts outstanding on employee share loans are included in non current receivables.

(y) Prior Year Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1027 "Earnings Per Share".

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
2 Revenue from Ordinary Activities				
Sales revenue	**1,336,412**	843,308	**418,070**	369,522
Other revenue				
Interest received/receivable				
Other persons and/or corporations	**3,829**	6,543	**2,231**	5,887
Controlled entities	**-**	-	**2,418**	2,506
Proceeds from sale of property, plant and equipment	**398**	269	**5**	150
Dividend received/receivable				
Controlled entities	**-**	-	**-**	6,914
Rent	**965**	946	**164**	292
Royalties	**215**	201	**215**	127
Collaborative revenue	**7,436**	2,785	**7,436**	2,785
Other	**927**	772	**1,677**	-
Total other revenues	**13,770**	11,516	**14,146**	18,661
Total revenue from ordinary activities	**1,350,182**	854,824	**432,216**	388,183
3 Operating Profit				
Profit from ordinary activities before income tax includes the following specific net gains and expenses:				
Net gains				
Net gain/(loss) on disposal of property, plant and equipment	**(505)**	(197)	**5**	(104)
Foreign exchange gains/(losses)	**(111)**	67	**1,333**	(85)
Foreign currency translation gains/(losses)	**(291)**	150	**-**	-
Expenses				
Borrowing costs				
Interest paid/payable				
Other persons and/or corporations	**33,457**	29,084	**136**	86
Total borrowing costs	**33,457**	29,084	**136**	86
Depreciation				
Buildings	**7,636**	6,661	**3,697**	3,667
Plant and equipment	**56,366**	43,032	**28,409**	26,190
Total depreciation	**64,002**	49,693	**32,106**	29,857
Amortisation				
Leasehold improvements	**647**	403	**-**	-
Goodwill (a)	**48,487**	29,501	**-**	-
Total amortisation	**49,134**	29,904	**-**	-

(a) The functional expense classification of Other Expenses includes goodwill amortisation.

Provisions				
Officer and employee entitlements	**28,170**	22,734	**16,891**	18,472
Doubtful debts	**439**	307	**-**	-
Other provisions	**406**	3,443	**(386)**	2,400
Diminution in value of inventories	**11,941**	6,161	**4,131**	4,600
Diminution in value of investments	**1,000**	-	**1,000**	-
Total provisions	**41,956**	32,645	**21,636**	25,472
Investments written off	**3,493**	-	**3,493**	-
Bad debts written off	**455**	5	**-**	-
Rental expenses relating to operating leases	**13,958**	6,136	**2,545**	2,835
Superannuation contributions - defined benefit fund	**10,095**	7,934	**2,219**	2,443

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
4 Income Tax				
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax	**156,453**	106,144	**57,868**	65,154
Income tax calculated at 30% (2001: 34%)	**46,935**	36,089	**17,360**	22,152
Tax effect of permanent differences				
Building depreciation	**296**	336	**296**	336
Intercompany dividend rebate	**-**	-	**-**	(2,351)
Reduction in tax arising from the tax incentive for R&D	**(2,557)**	(2,906)	**(2,557)**	(2,906)
Equity raising costs	**(452)**	-	**(452)**	-
Under/(over) provision in previous year	**(1,378)**	(7)	**(320)**	(20)
Restatement of deferred tax balances due to change in tax rate	**-**	(356)	**-**	(356)
Effects of different rates of tax on overseas income	**(10,322)**	(5,526)	**-**	-
Other non-allowable/assessable items	**123**	273	**(433)**	148
Income tax expense adjusted for permanent differences	**32,645**	27,903	**13,894**	17,003
5 Current Assets - Cash assets				
Cash at bank and on hand	**45,769**	16,478	**9,468**	5,035
Cash deposits	**60,446**	60,870	**60,000**	22,000
Bank endorsed bills of exchange	**-**	40,217	**-**	40,217
	106,215	117,565	**69,468**	67,252
6 Current Assets - Receivables				
Trade debtors	**175,686**	153,019	**52,572**	52,079
Less: provision for doubtful debts	**1,174**	1,257	**500**	500
	174,512	151,762	**52,072**	51,579
Other debtors	**15,934**	10,296	**12,464**	6,973
	190,446	162,058	**64,536**	58,552
7 Current Assets - Inventories				
Raw materials and stores - at cost	**84,890**	70,430	**17,028**	21,436
Less: provision for diminution in value	**5,030**	5,577	**828**	2,586
Raw materials and stores - net	**79,860**	64,853	**16,200**	18,850
Work in progress - at cost	**179,842**	144,264	**21,281**	20,384
Less: provision for diminution in value	**16,508**	24,388	**762**	1,090
Work in progress - net	**163,334**	119,876	**20,519**	19,294
Finished goods - at cost	**201,044**	103,541	**37,983**	33,086
Less: provision for diminution in value	**8,129**	6,298	**3,525**	1,423
Finished goods - net	**192,915**	97,243	**34,458**	31,663
	436,109	281,972	**71,177**	69,807
8 Current Assets - Other				
Prepayments	**5,930**	7,620	**1,065**	657

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
9 Non-Current Assets - Receivables				
Related bodies corporate				
Wholly owned controlled entities	**-**	-	**66,221**	49,388
Partly owned controlled entities	**-**	-	**4,050**	3,146
Loans to directors (refer Notes 27 and 32)	**86**	110	**86**	110
Loans to employees (refer Note 27)	**2,460**	2,714	**2,460**	2,709
	2,546	2,824	**72,817**	55,353
10 Non-Current Assets - Other financial assets				
Investments in non-controlled entities at cost	**3,036**	5,940	**3,036**	5,940
Less: provision for diminution in value of investments	**1,000**	-	**1,000**	-
	2,036	5,940	**2,036**	5,940
Shares in controlled entities (refer Note 33)	**-**	-	**692,011**	381,489
	2,036	5,940	**694,047**	387,429
11 Non-Current Assets - Property, Plant and Equipment				
Land at deemed cost				
Opening balance	**30,607**	27,250	**25,029**	25,029
Additions	**-**	2,959	**-**	-
Disposals	**-**	-	**-**	-
Additions through acquisition of entity	**612**	-	**-**	-
Currency translation differences	**(595)**	398	**-**	-
Closing balance	**30,624**	30,607	**25,029**	25,029
Buildings at deemed cost				
Opening balance	**171,146**	74,885	**64,105**	61,323
Additions	**2,522**	2,081	**-**	-
Disposals	**(12)**	-	**-**	-
Additions through acquisition of entity	**1,655**	79,977	**-**	-
Transferred from capital work in progress	**1,720**	4,303	**900**	2,782
Currency translation differences	**5,861**	9,900	**-**	-
Closing balance	**182,892**	171,146	**65,005**	64,105
Accumulated depreciation				
Opening balance	**10,916**	4,124	**7,171**	3,504
Depreciation for the year	**7,636**	6,661	**3,697**	3,667
Disposals	**-**	-	**-**	-
Currency translation differences	**27**	131	**-**	-
Closing balance	**18,579**	10,916	**10,868**	7,171
Net book value	**164,313**	160,230	**54,137**	56,934
Net book value of land and buildings	**194,937**	190,837	**79,166**	81,963
Leasehold improvements at cost				
Opening balance	**3,434**	2,519	**171**	171
Additions	**96**	527	**-**	-
Disposals	**(3)**	-	**(3)**	-
Transferred from capital work in progress	**1,673**	-	**-**	-
Currency translation differences	**(284)**	388	**-**	-
Closing balance	**4,916**	3,434	**168**	171
Accumulated amortisation				
Opening balance	**1,691**	1,104	**171**	171
Amortisation for the year	**647**	403	**-**	-
Disposal	**(3)**	-	**(3)**	-
Currency translation differences	**(191)**	184	**-**	-
Closing balance	**2,144**	1,691	**168**	171
Net book value of leasehold improvements	**2,772**	1,743	**-**	-

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
11 Non-Current Assets - Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	**515,467**	394,265	**405,873**	372,341
Additions	**21,491**	2,813	**-**	756
Disposals	**(4,053)**	(1,046)	**(302)**	(676)
Additions through acquisition of entity	**24,472**	60,585	**-**	-
Transferred from capital work in progress	**53,358**	50,000	**16,903**	33,452
Currency translation differences	**2,316**	8,850	**-**	-
Closing balance	**613,051**	515,467	**422,474**	405,873
Accumulated Depreciation				
Opening balance	**268,709**	224,703	**239,069**	213,301
Depreciation for the year	**56,366**	43,032	**28,409**	26,190
Disposals	**(3,162)**	(580)	**(302)**	(422)
Currency translation differences	**(307)**	1,554	**-**	-
Closing balance	**321,606**	268,709	**267,176**	239,069
Net book value of plant and equipment	**291,445**	246,758	**155,298**	166,804
Capital work in progress				
Opening balance	**68,560**	44,759	**29,000**	43,029
Additions	**58,750**	52,529	**25,408**	22,205
Additions through acquisition of entity	**158**	23,333	**-**	-
Transferred to buildings at cost	**(1,720)**	(4,303)	**(900)**	(2,782)
Transferred to plant and equipment at cost	**(53,358)**	(50,000)	**(16,903)**	(33,452)
Transferred to leasehold improvements at cost	**(1,673)**	-	**-**	-
Currency translation differences	**2,767**	2,242	**-**	-
Closing balance	**73,484**	68,560	**36,605**	29,000
Total net book value of property, plant and equipment	**562,638**	507,898	**271,069**	277,767

Valuation of land and buildings

(a) Land and buildings are valued every three years.

(b) The directors' most recent valuation of land and buildings was at 30 June 2002 being $228,746,000 (compared with a net book value of $194,937,000) for the consolidated entity.

(c) The valuation of land and buildings is based on their fair market value based on existing use. The 2002 valuations in Australia and New Zealand were carried out by PR Dickinson, AAPI AREI; AK Brown, AAPI; and PW Senior, ANZIV SNZPI, of CB Richard Ellis Pty Ltd. The 2002 valuations in the USA were carried out by ME Kancel, SCGA, of Bliss Associates Inc., and by PR Seevers, MAI SRA, of Seevers Jordan Ziegenmeyer. The valuations in Switzerland were carried out by MGA Lequen Se Lacroix, MIRCS, of ONCOR International.

12 Non-Current Assets - Deferred tax assets				
Future income tax benefit	**16,268**	13,603	**9,151**	9,645
Attributable to provisions	**16,132**	13,475	**9,151**	9,645
Attributable to carried forward losses	**136**	128	**-**	-
	16,268	13,603	**9,151**	9,645
13 Non-Current Assets - Intangibles				
Goodwill at cost	**1,015,206**	707,203	**-**	-
Less: accumulated amortisation	**86,053**	34,873	**-**	-
	929,153	672,330	**-**	-
Intellectual property (a)	**61,737**	956	**-**	-
Less: accumulated amortisation	**956**	956	**-**	-
	60,781	-	**-**	-
	989,934	672,330	**-**	-

(a) On 28 June 2002, ZLB Bioplasma AG purchased product registrations and trade marks for Sandoglobulin and Sanglopor from Novartis. The intellectual property in the amount of $60.8 million was discounted to its fair value with the corresponding payable apportioned between current and non current payables (refer Notes 14 and 18).

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
14 Current Liabilities - Payables				
Trade creditors	**104,033**	76,325	**24,724**	29,041
Other creditors	**103,042**	65,092	**25,361**	18,643
	207,075	141,417	**50,085**	47,684
15 Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank overdrafts	**16,860**	8,076	**-**	-
Bank loans (refer Note 19(a))	**68,734**	51,155	**-**	-
	85,594	59,231	**-**	-
16 Current Liabilities - Tax liabilities				
Income tax	**10,092**	7,365	**1,075**	6,022
17 Current Liabilities - Provisions				
Dividends	**34,864**	25,443	**34,864**	25,443
Employee entitlements	**24,780**	20,389	**14,207**	11,654
Restructuring of acquired entities	**40,484**	23,883	**-**	-
Other	**3,921**	3,462	**2,988**	2,400
	104,049	73,177	**52,059**	39,497
18 Non-Current Liabilities - Payables				
Other creditors (refer to Note 13(a))	**26,949**	-	**-**	-

This amount represents deferred consideration in respect of the acquisition referred to in Note 13(a). The amount has been discounted to its fair value.

19 Non-Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank loans (a)	**338,417**	355,954	**-**	-
Vendor loans (b)	**216,794**	211,869	**-**	-
	555,211	567,823	**-**	-

(a) The bank loans are provided by a syndicate of banks. Repayment dates vary from 1 July 2002 to 31 December 2004. Borrowings include Australian and US dollar denominated amounts.

(b) A Swiss franc vendor loan is provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. The loan is subordinated to the syndicated bank loan and matures in July 2005. Interest is fixed at 4.75% for the term of the loan.

Refer to Note 41 for further details on the foreign exchange and maturity profile of the consolidated entity's borrowings and the impact of currency and interest rate swaps on the effective interest rates and Note 37 for details on the total facilities available and drawn down.

20 Non-Current Liabilities - Deferred tax liabilities				
Provision for deferred income tax	**22,739**	16,913	**13,941**	9,229
21 Non-Current Liabilities - Provisions				
Claims provision including IBNR	**21,168**	22,779	**21,168**	22,779
Employee entitlements	**6,114**	7,147	**6,114**	7,147
	27,282	29,926	**27,282**	29,926

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
22 Contributed Equity:				
Ordinary shares fully paid	**923,856**	596,407	**923,856**	596,407

	2002		2001	
	Number of shares	**$000**	Number of shares	$000
Movements in shares on issue:				
Opening balance	**149,667,254**	**596,407**	149,075,746	591,321
Shares issued on equity placement (a)	**8,250,000**	**330,000**	-	-
Shares issued to employees through participation in SESOP and SESOP II (b)	**544,934**	**4,912**	591,508	5,086
Shares issued to employees through participation in GESOP (c)	**8,303**	**328**	-	-
Share issue placement costs (a)	-	**(7,791)**	-	-
Balance at 30 June	**158,470,491**	**923,856**	149,667,254	596,407

(a) On 3 July 2001 the parent entity issued 8,250,000 fully paid shares at $40.00 per share for the purpose of enabling the consolidated entity to acquire 47 US based plasma collection centres and associated laboratory facilities from Nabi. Cost associated with the equity raising have been applied against contributed equity.

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
(b) Options exercised under SESOP and SESOP II as disclosed at Note 27 during the year were as follows:				
- 90,000 issued at $5.01	**451**	-	**451**	-
- 79,308 issued at $5.29	**419**	-	**419**	-
- 7,000 issued at $5.73	**40**	-	**40**	-
- 60,000 issued at $6.05	**363**	-	**363**	-
- 193,566 issued at $10.82	**2,094**	-	**2,094**	-
- 78,400 issued at $11.45	**898**	-	**898**	-
- 18,660 issued at $13.23	**247**	-	**247**	-
- 18,000 issued at $22.22	**400**		**400**	
- 210,000 issued at $5.01	-	1,052	-	1,052
- 79,308 issued at $5.29	-	420	-	420
- 277,200 issued at $11.45	-	3,174	-	3,174
- 18,000 issued at $22.22	-	400	-	400
- 7,000 issued at $5.73	-	40	-	40
	4,912	5,086	**4,912**	5,086
(c) Shares issued to employees under GESOP as disclosed in Note 27 were as follows:				
- 8,303 issued at $39.45	**328**	-	**328**	-

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
23 Reserves				
Composition				
Asset revaluation reserve	**22,308**	22,308	**22,824**	22,824
Foreign currency translation reserve	**47,758**	45,203	**-**	-
General reserve	**-**	5,618	**-**	5,618
Options reserve	**3**	1,274	**3**	1,274
	70,069	74,403	22,827	29,716
Movements				
Foreign currency translation reserve				
Opening balance	**45,203**	5,667	**-**	-
Net exchange differences on translation of foreign controlled entities	**2,555**	39,536	**-**	-
Closing balance	47,758	45,203	-	-
General reserve				
Opening balance	**5,618**	5,618	**5,618**	5,618
Transfer to retained profits	**(5,618)**	-	**(5,618)**	-
Closing balance	-	5,618	-	5,618
Options reserve				
Opening balance	**1,274**	2,785	**1,274**	2,785
Net options issued during the period	**2**	1	**2**	1
Options exercised during the period	**(1,273)**	(1,512)	**(1,273)**	(1,512)
Closing balance	3	1,274	3	1,274

Nature and purpose of reserves

The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations.

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
24 Retained Profits and Dividends				
Retained profits at the beginning of the financial year	**205,148**	165,881	**167,981**	158,804
Transfer from general reserve	**5,618**	-	**5,618**	-
Dividends provided for or paid	**(55,368)**	(38,974)	**(55,368)**	(38,974)
Net profit or loss	**123,808**	78,241	**43,974**	48,151
Retained profits at the end of the financial year	279,206	205,148	162,205	167,981
Appropriation of 2001 final dividend (17 cents per share fully franked) in respect of shares issued after 30 June 2001 and before the record date for dividends (2000: 15 cents per share fully franked)	**1,503**	61	**1,503**	61
Interim ordinary dividend of 12 cents per share paid 23 April 2002 fully franked (2001: 9 cents per share fully franked)	**19,001**	13,470	**19,001**	13,470
Declared final ordinary dividend of 22 cents per share fully franked (2001: 17 cents per share fully franked)	**34,864**	25,443	**34,864**	25,443
	55,368	38,974	55,368	38,974
The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding credits attaching to the proposed dividend shown above. This balance has been determined in accordance with the revised imputation system that came into force on 1 July 2002.				
Class C - franked to 30%	**23,076**	34,105	**16,857**	29,660

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
25 Equity				
Total equity at the beginning of the financial year	**889,489**	793,580	**807,635**	781,352
Total changes in equity recognised in the statement of financial performance	**126,363**	117,777	**43,974**	48,151
Transactions with owners as owners				
Contributed equity, net of transaction costs	**326,178**	3,575	**326,178**	3,575
Dividends	**(34,864)**	(25,443)	**(34,864)**	(25,443)
Total equity at 30 June	**1,307,166**	889,489	**1,142,923**	807,635

26 Directors' and Executives' Remuneration

(a) Directors' Remuneration

	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each consolidated entity, directly or indirectly, by the entities of which they are directors or any related party: [1,2]	**8,669**	5,156		
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of CSL Limited, directly or indirectly, from the entity or any related party:			**8,632**	5,120

Under Article 89, the amount currently approved for the purpose of paying fees to directors of the parent entity who are not full time employees of the consolidated entity is $1,000,000 per annum. Of this amount such directors in 2002 received $615,600 (2001: $530,402).

	2002 Number	2001 Number
Number of parent entity directors whose income from the parent entity and any related bodies corporate was within the following bands:		
$ 60,000 - $ 69,999	-	1
$ 70,000 - $ 79,999	-	2
$ 80,000 - $ 89,999	**4**	2
$ 90,000 - $ 99,999	**1**	-
$140,000 - $149,999	-	1
$180,000 - $189,999	**1**	-
$480,000 - $489,999	**1**	-
$1,170,000 - $1,179,999	-	1
$3,250,000 - $3,259,999	-	1
$7,530,000 - $7,539,999	**1**	-

[1] For the purposes of Note 26(a) the definition of director excludes any person who is a full time employee of the consolidated entity, unless that person is a director of the parent entity.

[2] The executive directors remuneration includes options issued under the Senior Executive Share Ownership Plan. The options have been valued using the Black-Scholes option valuation methodology as at the date of issue modified to allow for the probability of performance hurdles being achieved.

(b) Directors' Retirement Benefits

There were no prescribed benefits given to a person, or to a prescribed superannuation fund, in connection with the retirement of a person from a prescribed office in relation to an entity in the consolidated entity during the financial year.

82-3785

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
26 Directors' and Executives' Remuneration (continued)				
(c) Executive Officers' Remuneration				
Income received or due and receivable by Australian-based executive officers (including executive directors) of the consolidated entity, from all entities in the consolidated entity or a related party, whose income is $100,000 or more	**7,525**	13,233		
Income received or due and receivable by Australian-based executive officers (including executive directors) of the parent entity, from the parent entity or any related party, whose income is $100,000 or more			**7,525**	13,233

The number of executive officers whose income was within the following bands:	Number		Number	
$100,000 - $109,999	**1**	2	**1**	2
$110,000 - $119,999	**3**	2	**3**	2
$120,000 - $129,999	**2**	-	**2**	-
$130,000 - $139,999	**4**	-	**4**	-
$140,000 - $149,999	**3**	-	**3**	-
$150,000 - $159,999	**7**	-	**7**	-
$160,000 - $169,999	**2**	-	**2**	-
$170,000 - $179,999	**1**	1	**1**	1
$180,000 - $189,999	**2**	-	**2**	-
$200,000 - $209,999	**1**	-	**1**	-
$210,000 - $219,999	**1**	-	**1**	-
$230,000 - $239,999	**1**	-	**1**	-
$250,000 - $259,999	**-**	1	**-**	1
$260,000 - $269,999	**1**	-	**1**	-
$280,000 - $289,999	**-**	1	**-**	1
$290,000 - $299,999	**1**	3	**1**	3
$300,000 - $309,999	**1**	1	**1**	1
$320,000 - $329,999	**-**	1	**-**	1
$340,000 - $349,999	**1**	1	**1**	1
$350,000 - $359,999	**1**	1	**1**	1
$380,000 - $389,999	**1**	-	**1**	-
$390,000 - $399,999	**2**	1	**2**	1
$400,000 - $409,999	**-**	1	**-**	1
$420,000 - $429,999	**-**	1	**-**	1
$430,000 - $439,999	**-**	1	**-**	1
$470,000 - $479,999	**-**	1	**-**	1
$480,000 - $489,999	**1**	-	**1**	-
$500,000 - $509,999	**-**	1	**-**	1
$570,000 - $579,999	**-**	1	**-**	1
$590,000 - $599,999	**-**	1	**-**	1
$830,000 - $839,999	**-**	1	**-**	1
$870,000 - $879,999	**-**	1	**-**	1
$1,100,000 - $1,109,999	**-**	1	**-**	1
$1,170,000 - $1,179,999	**-**	1	**-**	1
$1,770,000 - $1,779,999	**-**	1	**-**	1

The executives' remuneration includes options issued under the Senior Executive Share Ownership Plan. The options have been valued using the Black-Scholes option valuation methodology as at the date of issue modified to allow for the probability of performance hurdles being achieved.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

26 Directors' and Executives' Remuneration (continued)

(d) Chief Executive Officer Memorandum of Understanding

The parent entity has entered into a Memorandum of Understanding with Dr B A McNamee to provide an incentive to align his actions with the interests of the shareholders.

The incentive is designed to encourage him to conduct the consolidated entity's business with a view to the parent entity's share price out performing an appropriate ASX industrial index progressively over a ten year period. If the parent entity's share price underperforms the said ASX index over the relevant period, no amount is payable in respect of that period.

During the year Dr B A McNamee was issued 243,193 options at 1 cent per share in SESOP II in accordance with this agreement for the entity's share price performance in the financial year ended 30 June 2001.

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
27 Employee Entitlements				
Aggregate employee entitlement liability (refer Notes 17 and 21)	**30,894**	27,536	**20,321**	18,801
(a) The number of full time equivalents employed at 30 June	**3,821**	2,312	**1,455**	1,339

(b) Employee Option Ownership Scheme

CSL Limited offers to senior employees options over ordinary shares. CSL Limited operates two types of option plans.

Senior Executive Share Ownership Plan (SESOP)
The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994.

Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

Revised Senior Executive Share Ownership Plan (SESOP II)
The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 19 November 1998.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

27 Employee Entitlements (continued)

(b) Employee Option Ownership Scheme (continued)

The following table summarises information about options outstanding and exercisable at 30 June 2002:

SESOP II Options

Month of issue	No. of employees	Number issued	Exercised	Lapsed	Balance at 30 June 2002	Exercise Price	Expiry Date
SESOP II - November 1997	1	300,000	-	-	300,000	$8.93	Nov-04
SESOP II - March 1998	12	462,000	355,600	14,000	92,400	$11.45	Mar-05
SESOP II - July 1998	11	353,140	193,566	42,378	117,196	$10.82	Jul-05
SESOP II - July 1999	27	970,550	18,660	42,440	909,450	$13.23	Jul-06
SESOP II - November 1999	1	85,000	-	-	85,000	$20.84	Nov-06
SESOP II - February 2000	1	60,000	-	-	60,000	$21.01	Feb-07
SESOP II - July 2000	1	60,000	36,000	24,000	-	$22.22	Feb-07
SESOP II - July 2000	1	200,000	-	-	200,000	$23.07	Feb-07
SESOP II - August 2000	28	949,100		9,600	939,500	$34.04	Aug-07
SESOP II - October 2000	1	82,540	-	-	82,540	$0.01	Nov-07
SESOP II - June 2001	34	844,800	-	-	844,800	$37.54	Jun-08
SESOP II - July 2001	3	170,000	-	-	170,000	$49.31	Jul-08
SESOP II - August 2001	17	268,400	-	-	268,400	$37.54	Aug-08
SESOP II - September 2001	1	243,193	-	-	243,193	$0.01	Aug-08
SESOP II - October 2001	1	5,000	-	-	5,000	$43.51	Aug-08
SESOP II - December 2001	3	91,000	-	-	91,000	$49.94	Dec-08
SESOP II - January 2002	1	20,000	-	-	20,000	$47.20	Jan-09
SESOP II - April 2002	1	3,000	-	-	3,000	$40.41	Apr-09
Total		5,167,723	603,826	132,418	4,431,479		

(1) Options in CSL Limited are not listed and as such have no readily determinable market value.

(2) Options issued under SESOP II have been valued for the purpose of disclosing executive remuneration using the Black-Scholes option valuation methodology as at the date of issue modified to allow for the probability of performance hurdles being achieved.

(c) General Employee Share Ownership Plan (GESOP)

Since 1999-2000, the parent entity has offered employees the option of taking a bonus entitlement earned under either the Enterprise Bargaining Agreement or the performance management system in the form of shares in the parent entity in lieu of cash payments.

The shares are offered under a share plan complying with the legislative requirements, including a limit on the value of shares, for concessional tax treatment in the hands of the recipient. A total of 8,303 shares were issued to employees during the year.

28 Superannuation Commitments

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity contribute to the respective plans in accordance with the Trust Deeds following receipt of actuarial advice. Actuarial assessments are made at no more than three yearly intervals.

Name of the plan	Type	Date of last assessment
CSL Superannuation Plan (CSL)	Defined Benefit and Accumulation	1 July 2001
ZLB Bioplasma AG Pension Fund (ZLB)	Defined Benefit	30 April 2002

Financial details of the defined benefit plans are at the date of the last assessment.

	CSL $'000	ZLB $'000	TOTAL $'000
Net market value of plan assets	**58,903**	**188,216**	**247,119**
Accrued benefits	**56,754**	**190,560**	**247,314**
Excess of plan assets over accrued benefits	**2,149**	**(2,344)**	**(195)**
Vested benefits	**56,754**	**159,205**	**215,959**

The last actuarial assessments of the CSL Superannuation Plan was performed by Paul Shallue, BSc, FIAA of NSP Buck Pty Limited. The last actuarial assessments of the ZLB Bioplasma AG Pension Fund was performed by Marc Andre Rothlisberger, Qualified Pension Actuary and Dr Oliver Kern, Dipl. phys. ing. ETH of Dr Claude Churad AG.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$	$	**$**	$
29 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by				
- Ernst & Young	**125,500**	-	**125,500**	-
- Andersen [1]	**387,300**	258,000	**104,300**	143,000
Total for parent entity auditors	**512,800**	258,000	**229,800**	143,000
Other auditors of controlled entities	**574,000**	205,000	**-**	-
	1,086,800	463,000	**229,800**	143,000
Amounts received, or due and receivable for other services in relation to all entities in the consolidated group				
- Ernst & Young	**-**	-	**-**	-
- Andersen [1,2]	**427,917**	825,000	**144,917**	65,000
Total for parent entity auditors	**427,917**	825,000	**144,917**	65,000
- Ernst & Young related practices [2]	**121,000**	-	**-**	-
- Andersen related practices	**-**	-	**-**	-
Total related practices	**121,000**	-	**-**	-
Total remuneration	**1,635,717**	1,288,000	**374,717**	208,000

[1] ASIC approved the resignation of Arthur Andersen as auditor of the parent entity and as auditor of various controlled entities effective 2 July 2002. Following the resignation of Arthur Andersen, the directors resolved to appoint Ernst & Young Australia on an interim basis as the auditors of the parent entity and all controlled entities within the Group.
Other auditors as referred to above relate to work performed by overseas affiliates of Ernst & Young and Arthur Andersen.

[2] Includes due diligence work performed on the acquisition of assets from Nabi, other compliance audits, general accounting advice and some tax advice.

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
30 Commitments				
(a) Capital Commitments				
Total capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**22,926**	16,002	**6,690**	6,046
(b) Lease Commitments				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**11,758**	4,831	**1,888**	1,800
Later than one year but not later than five years	**26,967**	9,501	**2,195**	1,823
Later than five years	**63,883**	56,961	**-**	-
	102,608	71,293	**4,083**	3,623
Representing:				
Non-cancellable operating leases	**102,608**	71,293	**4,083**	3,623

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

(c) Other

On 19 June 1998, CSL Limited entered into an agreement with Aviron to develop and register for sale Aviron's intranasal influenza vaccine. Upon successful achievement of a series of milestones related to the registration and PBS listing of the product Aviron will become entitled to options over 1,000,000 ordinary shares in CSL Limited at an exercise price of $9.82 per share plus a premium of up to $2.00 depending on when exercised.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000

31 Contingent Liabilities

(a) Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2002 $000	Consolidated 2001 $000	Parent 2002 $000	Parent 2001 $000
Parent entity guarantee of controlled entity borrowings	**-**	-	**407,151**	408,045
Bank guarantees	**2,410**	1,089	**2,410**	1,089
	2,410	1,089	**409,561**	409,134

(b) As explained in Note 33, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entity which is party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent 2002 $000	Parent 2001 $000
(c) The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, with the managing director and persons who take part in the management of the companies in the consolidated entity, amount to:	**5,014**	6,365	**3,015**	3,515

(d) On 31 August 2000, the consolidated entity acquired the plasma fractionation assets and business of Zentrallaboratorium Blutspendedienst. The consideration included an earn out agreement entitling Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK to further payments if certain performance targets are met at the end of the 30 June 2003 and 30 June 2005 reporting periods. The maximum contingent liability payable under this earn out agreement is CHF 113.2 million (AUD $134.4 million).

(e) An application for an order has been made in the NSW Supreme Court by Aventis Pasteur SA and another to transfer a range of travel vaccines from CSL Limited to Aventis Pasteur SA including a claim for damages. CSL Limited is defending the claim and has lodged a cross claim.

(f) A claim for unspecified damages relating to the distribution of Albumin in the USA by Alpine Biologics Inc. has been made in the International Court of Arbitration in Switzerland against ZLB Bioplasma AG, a controlled entity. At this early stage in proceedings an assessment of potential damages, if any, cannot be quantified. ZLB Bioplasma AG is defending the claim and has made a counter claim against Alpine Biologics Inc.

32 Related Parties

(a) Directors

The directors of CSL Limited during the financial year were:

P H Wade	Dr B A McNamee
E A Alexander	A M Cipa
C I R McDonald	I A Renard
K J Roberts	A C Webster

Information in relation to remuneration of directors is disclosed in Note 26.

(b) Directors' Shareholdings and Interests

	Issued by the Parent Entity	
	2002	2001
Shares and options held at the end of the year	Number	
Ordinary shares (refer to Directors' Report)	**114,833**	110,145
Options - SESOP	**-**	6,412
- SESOP II	**762,641**	537,310
Movements in directors' shareholdings during the year		
Aggregate number of shares acquired by directors or their director related entities through purchases were:	**7,600**	3,833
Aggregate number of shares acquired by directors or their director related entities through exercising their options were:	**24,274**	6,412
Aggregate number of options acquired by directors or their director related entities were:	**243,193**	132,540
Aggregate number of shares disposed of by directors or their director related entities were:		
- fully paid shares	**2,912**	80,000
- options (exercised and shares sold)	**24,274**	-

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$	$	**$**	$
(c) Loans to directors and director-related entities				
Loans to directors disclosed in Note 9 comprise:				
Unsecured Loans	**86,052**	110,428	**86,052**	110,428
Loan repayments received:				
Unsecured loans to A M Cipa	**209,109**	-	**209,109**	-
Unsecured loans to Dr B A McNamee	**8,534**	199,491	**8,534**	199,491

In accordance with the rules of the Senior Executive Share Ownership Plan (SESOP) Dr B A McNamee and Mr A M Cipa received an interest free loan (disclosed in Note 9) from the parent entity which was used to take up an offer of options over ordinary shares in the parent entity.

(d) Other Transactions of Directors and Director-Related Entities

The directors of the consolidated entity, or their director-related entities, have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances:

Provision of taxation, due diligence and information technology services by PricewaterhouseCoopers, a firm in which E A Alexander was a partner until April 2002, to a value of $3,732,337 (2001:$2,416,751).

Provision of legal services by Allens Arthur Robinson, a firm in which I A Renard is a consultant to a value of $965,532 (2001:$391,669).

C I R McDonald was a director until April 2002 of Rothschild Bioscience Managers Limited, the manager of the Australian Bioscience Trust in which the parent entity invested $589,369 during the financial year (2001: $894,117).

The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

(e) Transactions with Related Parties in the wholly owned controlled entities

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

32 Related Parties (continued)

(e) The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:
The ownership interests in related parties in the consolidated entity are disclosed in Note 33. All transactions with controlled entities have been eliminated on consolidation.

(f) Transactions with Other Related Parties
The parent entity entered into the following transactions during the year with other related parties:
. Loans were advanced and repayments received on the long term intercompany accounts; and
. Provision of research and development services

Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

(g) Ultimate Controlling Entity
The ultimate controlling entity is CSL Limited.

33 Controlled Entities

	Country of incorporation	Percentage Owned 2002 %	2001 %	
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	**100**	100	(c)
Cervax Pty Ltd	Australia	**74**	74	
CSL (New Zealand) Limited	New Zealand	**100**	100	(g)
Iscotec AB	Sweden	**100**	100	(g)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	(a)
CSL Denmark ApS	Denmark	**100**	100	(g)
ZLB Bioplasma AG	Switzerland	**100**	100	(g)
ZLB Bioplasma GmbH	Germany	**100**	100	(g)
CSL UK Holdings Limited	England	**100**	-	(d) (g)
JRH Biosciences Limited	England	**100**	100	(g)
ZLB Bioplasma UK Limited	England	**100**	-	(e)
ZLB Bioplasma Belgium sprl	Belgium	**100**	-	(f)
CSL UK (in Members Voluntary Liquidation)	England	**100**	100	(b) (g) (h)
CSL US Inc	USA	**100**	100	(g)
JRH Biosciences Inc	USA	**100**	100	(g)
Biocor Animal Health Inc	USA	**100**	100	(g)
ZLB Bioplasma Inc	USA	**100**	100	(g)

(a) During the year, CSL Finance Pty Ltd changed its name from CSL Europe Pty Ltd.
(b) During the year, CSL UK changed its name from CSL (UK) Limited.
(c) During the year, JRH Biosciences Pty Ltd changed its name from Filtron Pty Ltd.
(d) CSL UK Holdings Limited was incorporated in March 2002.
(e) ZLB Bioplasma UK Limited was incorporated in March 2002.
(f) ZLB Bioplasma Belgium sprl was incorporated in June 2002.
(g) Audited by affiliates of the parent entity auditors.
(h) On 28 June 2002, CSL UK entered into Members Voluntary Liquidation due to a group restructure.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

33 Controlled Entities (continued)

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. Under the deed, both entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited and CSL International Pty Ltd is as follows:

Statement of Financial Performance	**2002**	2001
	$000	$000
Sales revenue	**418,070**	369,522
Cost of sales	**220,258**	193,079
Gross profit	**197,812**	176,443
Other revenues	**189,782**	18,661
Research and development expenses	**49,630**	42,145
Selling and marketing expenses	**51,177**	45,920
General and administration expenses	**78,347**	39,263
Borrowing costs	**136**	86
Other expenses	**4,492**	2,536
Profit from ordinary activities before income tax expense	**203,812**	65,154
Income tax expense relating to ordinary activities	**13,894**	17,003
Profit from ordinary activities after income tax expense	**189,918**	48,151
Set out below is a summary of movements in consolidated retained profits of the closed group:		
Retained profits at the beginning of the financial year	**167,981**	158,804
Net profit	**189,918**	48,151
Transfer from general reserves	**5,618**	-
Dividends provided for or paid	**(55,368)**	(38,974)
Retained profits at the end of the financial year	**308,149**	167,981

Statement of Financial Position		
CURRENT ASSETS		
Cash assets	**69,468**	67,252
Receivables	**64,536**	58,552
Inventories	**71,177**	69,807
Other	**1,065**	657
Total Current Assets	**206,246**	196,268
NON-CURRENT ASSETS		
Receivables	**72,817**	55,353
Other financial assets	**840,226**	387,266
Property, plant and equipment	**271,069**	277,767
Deferred tax assets	**9,151**	9,645
Total Non-Current Assets	**1,193,263**	730,031
TOTAL ASSETS	**1,399,509**	926,299
CURRENT LIABILITIES		
Payables	**50,483**	47,684
Interest bearing liabilities	**-**	-
Tax liabilities	**1,075**	6,022
Provisions	**52,059**	39,497
Total Current Liabilities	**103,617**	93,203
NON-CURRENT LIABILITIES		
Deferred tax liabilities	**13,941**	9,229
Provisions	**27,282**	29,926
Total Non-Current Liabilities	**41,223**	39,155
TOTAL LIABILITIES	**144,840**	132,358
NET ASSETS	**1,254,669**	793,941
EQUITY		
Contributed equity	**923,856**	596,407
Reserves	**22,664**	29,553
Retained profits	**308,149**	167,981
TOTAL EQUITY	**1,254,669**	793,941

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Notes	Consolidated Entity 2002 $000	Consolidated Entity 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
34 Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities					
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	**45,769**	16,478	**9,468**	5,035
Cash deposits (a)	5	**60,446**	60,870	**60,000**	22,000
Bank endorsed bills of exchange (b)	5	**-**	40,217	**-**	40,217
Bank overdrafts	15	**(16,860)**	(8,076)	**-**	-
		89,355	109,489	**69,468**	67,252

(a) Cash at call deposits with banks are paying interest at current deposit rates. At 30 June 2002 the average rate was 4.65% (2001: 3.63%) maturing within 1 to 30 days.

(b) Investments in bank endorsed bills of exchange mature within 30 days and paid interest at 5.04% in 2001.

(ii) Non-Cash Financing and Investing Activities

On 28 June 2002, ZLB Bioplasma AG purchased product registrations and trade marks for Sandoglobulin and Sanglopor from Novartis. The intellectual property in the amount of $60.8 million was discounted to its fair value with the corresponding payable apportioned between current and non current payables.

35 Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations

	Notes	Consolidated Entity 2002 $000	Consolidated Entity 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Profit from ordinary activities after tax		**123,808**	78,241	**43,974**	48,151
Non-cash items in profit from ordinary activities					
Depreciation and amortisation	3	**113,136**	79,597	**32,106**	29,857
Loss/(profit) on sale of property, plant and equipment	3	**505**	197	**(5)**	104
Investments written off or provided for	3	**4,493**	-	**4,493**	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities					
(Increase)/decrease in receivables		**(30,898)**	(51,358)	**(5,989)**	(12,936)
(Increase)/decrease in inventories		**(126,499)**	(23,956)	**(1,370)**	(4,225)
(Increase)/decrease in prepayments		**3,371**	(6,965)	**(408)**	(82)
(Increase)/decrease in tax assets		**1,921**	(2,641)	**494**	(1,631)
Increase/(decrease) in payables		**28,572**	50,384	**2,401**	10,032
Increase/(decrease) in provisions		**3,123**	5,584	**497**	1,757
Increase/(decrease) in tax liabilities		**8,553**	(45)	**(235)**	(6,850)
Net cash inflow from operating activities		**130,085**	129,038	**75,958**	64,177

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

36 Businesses Acquired

The following investments in operating assets were acquired by the consolidated entity at the dates stated. Their operating results have been included in the consolidated statement of financial performance from the relevant dates and the operating assets acquired have been included in the statement of financial position since the date of acquisition.

On 6 September 2001, the consolidated entity acquired 47 US based plasma collection centres and associated laboratory facilities from Nabi for consideration of AUD $316.9 million.

On 31 August 2000, the consolidated entity acquired the plasma fractionation assets and business of Zentrallaboratorium Blutspendedienst for a consideration of AUD $929.8 million. Further payments of up to CHF 113.2 million (AUD $134.4 million) may be payable if certain performance targets are achieved. Should consideration be payable it will be brought to account as a component of the goodwill arising on the acquisition.

	Consolidated Entity	
	2002	2001
	$000	$000
Consideration		
Cash	**316,891**	736,367
Vendor note	**-**	193,444
Total consideration	**316,891**	929,811
Fair value of net assets acquired		
Goodwill (a) (b)	**260,089**	642,098
Cash	**875**	-
Property, plant and equipment	**26,897**	163,896
Inventories	**25,697**	120,177
Prepayments	**1,640**	1,262
Debtors	**-**	42,640
Deferred tax assets	**4,586**	-
Payables	**(2,570)**	(37,210)
Provisions	**(323)**	(3,100)
Investments	**-**	48
	316,891	929,811
Cash outflow on acquisition of operating assets		
Cash consideration	**316,891**	929,811
Less		
Cash paid carried forward from prior years	**-**	2,184
Cash acquired	**875**	-
Cash payable	**2,813**	21,749
	313,203	905,878

(a) Goodwill at 30 June 2002 includes $9.7 million for the restructuring of ZLB Bioplasma Inc. The restructuring provision is limited to the integration of the ZLB business and the termination of contracts not consistent with CSL Limited corporate objectives.

(b) Goodwill at 30 June 2001 included $32.3 million for the restructuring of ZLB Bioplasma AG. The restructuring provision was limited to the integration of the ZLB business and the termination of contracts not consistent with CSL Limited corporate objectives.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

37 Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible	**Drawn down**	**Unused**	**Accessible**	**Drawn down**	**Unused**
June 2002	**$000**	**$000**	**$000**	**$000**	**$000**	**$000**
Bank overdraft facility (b), (d), (f)	**4,827**	**-**	**4,827**	**4,827**	**-**	**4,827**
Bank loan facilities (a), (e), (f)	**434,355**	**346,239**	**88,116**	**43,761**	**-**	**43,761**
Total financing facilities (c)	**439,182**	**346,239**	**92,943**	**48,588**	**-**	**48,588**

	Consolidated Entity			Parent Entity		
	Accessible	Drawn down	Unused	Accessible	Drawn down	Unused
June 2001	$000	$000	$000	$000	$000	$000
Bank bill standby arrangements (a)	42,000	-	42,000	42,000	-	42,000
Bank overdraft facility (b), (d), (f)	8,945	-	8,945	5,000	-	5,000
Bank loan facilities (a), (e), (f)	423,712	372,821	50,891	-	-	-
Total financing facilities (c)	474,657	372,821	101,836	47,000	-	47,000

(a) Facilities have expiry dates ranging from November 2002 to December 2004.
(b) No specific expiry date.
(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.
(d) The overdraft facility includes a group set off arrangement. The amount of overdraft at 30 June 2002 included in this setoff was $16.860 million (2001: $8.076 million).
(e) The bank loan facility includes an amount of $325 million (2001: $360 million) drawn down, and subsequently converted to Swiss francs by way of a cross currency swap.
(f) The bank loan and overdraft facilities have certain loan convenants attached to them. As at balance date, the consolidated entity was in compliance with these convenants.

38 Earnings Per Share

The following reflects the income and share information used in the calculation of basic and diluted earnings per share:

	Consolidated Entity	
	2002	2001
	$'000	$'000
Earnings used in calculating basic earnings per share	**123,808**	78,241
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**158,330,681**	149,523,650
Effect of dilutive securities:		
Share options	**1,351,496**	1,973,222
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**159,682,177**	151,496,872

Conversions, calls, subscription or issues after 30 June 2002

Since the end of the financial year, 22,400 ordinary shares have been issued pursuant to the senior executive share option plan.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

39 Segment Information

Defined business segments	**Products/services**
Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.
Plasma Services	Collects human plasma used in manufacture of biopharmaceutical products for the human health industry.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia, USA and Europe. The geographic segment of Australasia comprises Australia and New Zealand.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

39 Segment Information (continued)

Business segments	Human Health $'000	Biosciences $'000	Animal Health $'000	Plasma Services $'000	Eliminations $'000	Consolidated $'000
2002						
External sales	848,127	145,421	60,874	281,990	-	1,336,412
Other external revenue	6,626	1,231	1,911	-	-	9,768
Intersegment revenue	-	432	-	-	(432)	-
Segment revenue	854,753	147,084	62,785	281,990	(432)	1,346,180
Unallocated revenue						4,002
Total revenue						1,350,182
Segment earnings	167,303	22,487	4,008	3,981	-	197,779
Borrowing costs						(33,457)
Unallocated expense net of unallocated revenue						(7,869)
Profit from ordinary activities before tax						156,453
Income tax expense						32,645
Profit from ordinary activities after tax						123,808
Segment assets	1,707,396	103,434	65,536	303,756	-	2,180,122
Cash assets						106,215
Unallocated assets						25,785
Total assets						2,312,122
Segment liabilities	247,663	16,691	14,116	27,241	-	305,711
Interest bearing liabilities						640,805
Provision for dividend						34,864
Unallocated liabilities						57,611
Total liabilities						1,038,991
Other Information						
Acquisition of property, plant and equipment and intangible assets	125,776	7,160	14,009	293,392	-	440,337
Unallocated acquisitions of property, plant and equipment						50
Total acquisitions						440,387
Depreciation and amortisation	90,893	4,008	2,883	15,223	-	113,007
Unallocated depreciation and amortisation						129
Total depreciation and amortisation						113,136
Other non-cash expenses	2,636	2,275	(9)	124	(28)	4,998

Geographic segments	Australasia $'000	USA $'000	Europe $'000	Eliminations $'000	Consolidated $'000
External revenues	437,871	680,396	231,915	-	1,350,182
Intersegment revenue	12,594	30,048	257,283	(299,925)	-
Total revenue	450,465	710,444	489,198	(299,925)	1,350,182
Segment assets	506,800	481,930	1,323,392	-	2,312,122
Acquisition of property, plant and equipment and intangible assets	25,725	313,233	101,429	-	440,387

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

39 Segment Information (continued)

Business segments	Human Health $'000	Biosciences $'000	Animal Health $'000	Plasma Services $'000	Eliminations $'000	Consolidated $'000
2001						
External sales	673,226	107,831	62,251	-	-	843,308
Other external revenue	2,836	1,229	689	-	-	4,754
Intersegment revenue	-	1,245	-	-	(1,245)	-
Segment revenue	676,062	110,305	62,940	-	(1,245)	848,062
Unallocated revenue						6,762
Total revenue						854,824
Segment earnings	124,890	12,275	1,936	-	-	139,101
Borrowing costs						(29,084)
Unallocated expense net of unallocated revenue						(3,873)
Profit from ordinary activities before tax						106,144
Income tax expense						27,903
Profit from ordinary activities after tax						78,241
Segment assets	1,469,762	102,198	54,437	-	-	1,626,397
Cash assets						117,565
Unallocated assets						27,848
Total assets						1,771,810
Segment liabilities	168,611	11,022	9,169	-	-	188,802
Interest bearing liabilities						627,054
Provision for dividend						25,443
Unallocated liabilities						54,553
Total liabilities						895,852
Other Information						
Acquisition of property, plant and equipment and intangible assets	853,892	6,284	1,364	-	-	861,540
Unallocated acquisitions of property, plant and equipment						5,363
Total acquisitions						866,903
Depreciation and amortisation	73,732	3,194	2,110	-	-	79,036
Unallocated depreciation and amortisation						561
Total depreciation and amortisation						79,597
Other non-cash expenses	(56)	53	138	-	62	197

Geographic segments	Australasia $'000	USA $'000	Europe $'000	Eliminations $'000	Consolidated $'000
External revenues	387,043	221,749	246,032	-	854,824
Intersegment revenue	10,404	23,495	117,654	(151,553)	-
Total revenue	397,447	245,244	363,686	(151,553)	854,824
Segment assets	507,763	150,299	1,113,748	-	1,771,810
Acquisition of property, plant and equipment and intangible assets	23,273	12,985	830,645	-	866,903

40 Significant Purchaser

Significant volumes of the parent entity's sales of human pharmaceutical and plasma products are to the Australian Government.

41 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in the Australian dollar and Swiss franc relative to certain foreign currencies, in particular the United States dollar and movement in interest rates. The purpose of which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the Swiss franc and Australian dollar value of US dollar receipts and payments. Forward exchange contracts in other currencies are purchased throughout the consolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rates swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts; and
- Long term currency swaps are purchased to convert Australian dollar exposure on certain borrowings into Swiss franc exposures. The swaps entitle the consolidated entity to receive an agreed amount of Australian dollars, and oblige it to pay an agreed amount of Swiss francs, at the date of maturity of the swaps.

Interest Rate Risk

The consolidated entity has entered into interest rate swap contracts. These contracts are used to convert the variable interest rate of its borrowings to fixed interest rates.

82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

41 Financial Instruments (continued)

Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
June 2002						
Financial Assets						
Cash at bank and on hand	45,769	-	-	-	45,769	1.60
Trade debtors	-	-	-	175,686	175,686	
Other debtors	-	-	-	15,934	15,934	
Cash deposits	60,446	-	-	-	60,446	4.65
Loans to directors and employees	-	-	-	2,546	2,546	
Investment in non controlled entities	-	-	-	2,036	2,036	
	106,215	-	-	196,202	302,417	
Financial Liabilities						
Trade creditors	-	-	-	104,033	104,033	
Other creditors	-	-	-	103,042	103,042	
Bank loans	407,151			-	407,151	4.80
Vendor loan	-	-	216,794	-	216,794	4.75
Bank overdraft	-	16,860	-	-	16,860	8.10
Interest rate swap*	(308,731)	37,998	270,733	-	-	
	98,420	54,858	487,527	207,075	847,880	
June 2001						
Financial Assets						
Cash at bank and on hand	16,478	-	-	-	16,478	2.49
Trade debtors	-	-	-	153,019	153,019	
Other debtors	-	-	-	10,296	10,296	
Cash deposits	60,870	-	-	-	60,870	3.63
Bank endorsed bills of exchange	40,217	-	-	-	40,217	5.04
Loans to directors and employees	-	-	-	2,824	2,824	
Investment in non controlled entities	-	-	-	5,940	5,940	
	117,565	-	-	172,079	289,644	
Financial Liabilities						
Trade creditors	-	-	-	76,325	76,325	
Other creditors	-	-	-	64,683	64,683	
Bank loans	407,109	-	-	-	407,109	5.81
Vendor loan	-	-	211,869	-	211,869	4.75
Bank overdraft	8,076	-	-	-	8,076	8.35
Interest rate swap*	(394,288)	38,334	355,954	-	-	
	20,897	38,334	567,823	141,008	768,062	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

41 Financial Instruments (continued)

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(t).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

	Average Exchange Rate		2002		2001	
Currency	**2002**	2001	**Buy $000**	**Sell $000**	Buy $000	Sell $000
US dollars						
3 months or less	**0.5655**	0.5080	**1,795**	**(58,326)**	1,206	(81,487)
Purchase consideration for Nabi		0.5156	**-**	**-**	310,324	-
3 to 12 months	**-**	-	**-**	**-**	-	-
			1,795	**(58,326)**	311,530	(81,487)
Pounds sterling						
3 months or less	**-**	0.3588	**-**	**-**	-	(1,206)
New Zealand dollars						
3 months or less	**-**	1.2541	**-**	**-**	1,356	-
Euro						
3 months or less	**-**	0.5975	**-**	**-**	218	-
Swiss francs						
3 months or less	**0.8626**	0.9361	**66,705**	**(118,906)**	43,493	(32,060)
3 to 12 months	**1.0003**	1.0003	**-**	**(15,000)**	-	(15,000)
1 to 2 years	**1.0003**	1.0003	**-**	**(50,000)**	-	(40,000)
2 to 5 years	**1.0003**	1.0003	**-**	**(235,000)**	-	(285,000)
			66,705	**(418,906)**	43,493	(372,060)
Australian dollars						
3 months or less	**0.8075**	0.7270	**156,099**	**(47,367)**	70,350	(1,870)
Purchase consideration for Nabi		0.5156	**-**	**-**	-	(310,324)
3 to 12 months	**1.0003**	1.0003	**15,000**	**-**	15,000	-
1 to 2 years	**1.0003**	1.0003	**50,000**	**-**	40,000	-
2 to 5 years	**1.0003**	1.0003	**235,000**	**-**	285,000	-
			456,099	**(47,367)**	410,350	(312,194)
			524,599	**(524,599)**	766,947	(766,947)

41 Financial Instruments (continued)

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summaries the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

	Aust $	US $	Swiss francs	Other	Total
	$000	$000	$000	$000	$000
June 2002					
Financial Assets					
Cash assets	**68,850**	**33,236**	**1,382**	**2,747**	**106,215**
Trade debtors	**51,037**	**101,171**	**16,645**	**6,833**	**175,686**
Other debtors	**9,140**	**3,562**	**3,194**	**38**	**15,934**
Employee loans	**2,546**	-	-	-	**2,546**
Investment in non controlled entities	**2,036**	-	-	-	**2,036**
	133,609	**137,969**	**21,221**	**9,618**	**302,417**
Financial Liabilities					
Trade creditors	**23,324**	**62,949**	**12,301**	**5,459**	**104,033**
Other creditors	**17,388**	**7,897**	**61,179**	**16,578**	**103,042**
Bank loans	-	**21,239**	**385,912**	-	**407,151**
Vendor loan	**151**	-	**216,643**	-	**216,794**
Bank overdrafts	**16,860**	-	-	-	**16,860**
	57,723	**92,085**	**676,035**	**22,037**	**847,880**
June 2001					
Financial Assets					
Cash assets	66,559	7,289	41,030	2,687	117,565
Trade debtors	51,840	81,601	15,562	4,016	153,019
Other debtors	6,043	622	2,939	692	10,296
Employee loans	2,819	-	5	-	2,824
Investment in non controlled entities	5,940	-	-	-	5,940
	133,201	89,512	59,536	7,395	289,644
Financial Liabilities					
Trade creditors	24,593	26,802	19,260	5,670	76,325
Other creditors	18,362	3,122	42,627	572	64,683
Bank loans	-	12,821	394,288	-	407,109
Vendor loan	-	-	211,869	-	211,869
Bank overdrafts	7,139	937	-	-	8,076
	50,094	43,682	668,044	6,242	768,062

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

41 Financial Instruments (continued)

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

Location of Credit Risk	2002 $000	2001 $000
Australia	129,196	125,828
USA	110,993	81,418
Europe	55,497	77,037
Other	6,731	5,361
	302,417	289,644

Concentration of credit risk on financial assets is indicated in the following table by percentage of the total balance receivable from customers in the specified categories:

Customer/Industry Classification	%	%
State and Federal Government	11	11
Financial Institutions	37	39
Other	52	50

Derivatives

The consolidated entity incurs credit risk on forward exchange contracts entered into with major banks.
At balance date the consolidated entity's credit exposure in respect of such contracts is $Nil (2001: $5.3m).

Net Fair Values of Financial Assets and Liabilities

The approach to determining the fair value of financial instruments is disclosed in Note 1(t).

The carrying amounts and estimated net fair values of financial assets and financial liabilities (including derivatives) held at balance date are given below. Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

	Consolidated Entity			
	2002		2001	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
Financial Assets				
Bills of exchange	-		40,217	40,217
Investments in non-controlled entities	2,036	2,036	5,940	5,940
Loans to directors	86	86	110	110
Loans to employees	2,460	2,460	2,714	2,714
Financial Liabilities				
Short term debt	21,238	21,238	12,820	12,820
Long term debt (a)	325,000	325,000	360,000	360,000
Vendor loan	216,794	216,794	211,869	211,869
Derivatives				
Foreign exchange contracts	-	-	-	5,258
Currency swaps (a)	(60,913)	(66,143)	(34,656)	(34,656)
Interest rate swaps	-	(8,897)	-	(8,894)

(a) The long term debt associated with the acquisition of ZLB in 2001 is recorded in the consolidated statement of financial position at $385.9 million. This liability has two components, AUD$325 million of original debt and a AUD/CHF cross currency swap recorded at AUD$60.9 million at the closing exchange rate. The swap converts the debt into Swiss francs and as such the value will fluctuate depending on the movement in exchange rates.

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

P.H. Wade

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
Dated 21 August 2002

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2002, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Miss E A Alexander, AM
Mr A M Cipa
Mr C I R McDonald
Mr I A Renard
Mr K J Roberts, AM
Dr A C Webster

Particulars of the directors' qualifications, experience, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Financial Report of the Annual Report.

2. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors in the shares and options of the Company were:

CSL Limited

	Ordinary Shares	Share Options
P H Wade	17,100	
B A McNamee	40,000	625,733
E A Alexander	3,333	
A M Cipa	4,000	136,908
C I R McDonald	40,000	
I A Renard	2,400	
K J Roberts	2,000	
A C Webster	6,000	

3. Directors' Interests in Contracts

Particulars of directors' interests in contracts are to be found in Note 32 of the financial statements. This Report also sets out particulars of the Deed of Access, Indemnity and Insurance entered into by the Company with each director.

4. Directors' Meetings

During the year, the Board held ten meetings. The Audit and Risk Management Committee met four times and the Remuneration and Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities Committee met six times and comprises at least any two Directors.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities Committee	Remuneration and Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	10	10	*1		6	*1	
B A McNamee	10	10	4		5		
E A Alexander	10	10	4	4			
A M Cipa	10	10	4				
C I R McDonald	9	10	4	4			
I A Renard	10	10	4	4		*1	
K J Roberts	10	10			1	5	5
A C Webster	10	10				5	5

** Attended by invitation.*

5. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. Other than the acquisition of the plasma collection centres from Nabi, no significant change in the nature of those activities has taken place during the year.

6. Operating Results

The consolidated profit of the consolidated entity for the financial year, after providing for income tax, amounted to $123.8m. This represents a 58% improvement on the 2000-2001 result of $78.2m.

7. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2000-2001

A final dividend for the year ended 30 June 2001 of 17 cents per ordinary share, fully franked at 30%, was paid on 11 October 2001 out of profits for that year as declared by the directors in last year's Directors' Report.

2001-2002

An interim dividend on ordinary shares of 12 cents per share, fully franked at 30% was paid on 23 April 2002.

The directors of the Company have declared a final dividend of 22 cents per ordinary share for the year ended 30 June 2002, to be paid out of profits for that year. The dividend is fully franked at 30%.

Total dividends for the 2001-2002 year are:

	On Ordinary shares $'000
Interim fully franked dividend paid 23 April 2002	$19,001
Final fully franked dividend payable on 10 October 2002	$34,864

8. Review of Operations
The significant increase in sales revenue and profits for the full year is primarily due to a full year of US trading operations of ZLB Bioplasma Inc and the first time consolidation of the results from the trading activities of ZLB Plasma Services. This business was not part of the operations of the consolidated entity in the same period last year. The JRH Bioscience business also exhibited strong revenue growth. Specific factors contributing to the results of the business units are described in the Year in Review (pages 1 to 9) of the Annual Report.

9. Significant changes in the State of Affairs
On 6 September 2001, the consolidated entity acquired 47 US based plasma collection centres and associated laboratory facilities from Nabi for consideration of AUD $316.9 million. Refer to Note 36 of the financial statements.

Effective 24 May 2002, the partnership of Arthur Andersen Australia dissolved. Consequently, Arthur Andersen resigned as auditor of the parent entity effective 2 July 2002 and as auditor of various controlled entities effective 2 July 2002. Following the resignation of Arthur Andersen, the directors resolved to appoint Ernst & Young Australia on an interim basis as the auditors of the parent entity and all controlled entities within the Group. Refer to Note 29 of the financial statements. The Company will seek shareholder approval of the reappointment of Ernst & Young as the Company's auditors at the 2002 Annual General Meeting.

The Board also proposes to implement a Shareholder Share Purchase Plan in early October 2002 under which each shareholder in the Company with a registered address in Australia or New Zealand will be entitled to subscribe for up to $3,000 worth of additional shares in the Company.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

10. Significant events after year end
Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

11. Likely Developments and Future Results
Other than comments on likely developments or expected results of certain of the operations of the consolidated entity contained in the Year in Review in the Annual Report, it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to the likely developments in the operations of the consolidated entity and expected results from those operations in future financial years.

12. Environmental Regulatory Performance
The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to the highest safety and environmental standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to

work safely and to maintain incident-free workplaces. The consolidated entity's sites throughout the world are required to meet the same stringent requirements established by the Board.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under both Australian State and Federal law. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections. The consolidated entity has a policy of complying with and, where appropriate, exceeding its environmental obligations.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by any government agency during the year ended 30 June 2002.

13. Share Options

Unissued Shares

As at the date of this report, there were 5,795,279 unissued ordinary shares under options (4,431,479 at balance date). Refer to Note 27 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related body corporate or in the interest issue of any other registered scheme.

Shares issued as a result of the exercise of options

During the financial year, employees and executive directors have exercised the option to acquire 544,934 fully paid ordinary shares in the Company at a weighted average exercise price of $9.01. Since the end of the financial year, a further 22,400 options have been exercised, at a weighted average exercise price of $13.23.

14. Directors and Officers Remuneration

Remuneration of senior executives within the Company is reviewed by the Remuneration and Human Resources Committee. Remuneration is determined as part of an annual performance review having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance-based bonus and superannuation.

Executives are also provided with longer term incentives through the Senior Executive Share Ownership Plan II and the General Employee Share Ownership Plan, and in the case of the Managing Director, an individual, long term performance incentive, which act to align the executives' actions with the interests of the shareholders. The incentive for the Managing Director is designed to encourage him to conduct the Company's business with a view to the Company's share price outperforming an appropriate ASX industrial index progressively over a period of ten years and for him to remain with the Company over that period. If the Company's share price underperforms the said ASX index over a relevant period, no amount is payable in respect of that period. Details regarding the issue of share options under these Plans are provided in Note 27 to the financial statements.

As described in the Notice of Meeting for the 2002 Annual General Meeting, the Company proposes to replace the General Employee Share Ownership Plan with a new Global Employee Share Plan.

Non-executive directors are not entitled to performance based bonuses or share options. As also described in the Notice of Meeting for the 2002 Annual General Meeting, the Board proposes to implement a Non-Executive Directors' Share Plan under which at least 20% of a directors' base fees will be taken in the form of shares in the Company.

The Board meets annually to review its own performance. The Chairperson also holds discussions with individual directors to facilitate this peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of remuneration provided to directors ($A) and the five most highly remunerated officers of the Company are as follows:

	Base Salary $	Fee $	Bonus $	Super $	Cash Total $	Options $	Total $	Number of Options Granted
P H Wade	-	175,000	-	14,000	189,000	-	189,000	-
B A McNamee	1,279,733	-	387,696	-	1,667,429	5,868,247	7,535,676	243,193
A M Cipa	372,425	-	80,000	27,703	480,128	-	480,128	-
E A Alexander	-	85,000	-	6,800	91,800	-	91,800	-
C I R McDonald	-	77,500	-	6,200	83,700	-	83,700	-
I A Renard	-	77,500	-	6,200	83,700	-	83,700	-
K J Roberts	-	80,000	-	6,400	86,400	-	86,400	-
A C Webster	-	75,000	-	6,000	81,000	-	81,000	-
T Giarla	345,116	-	171,824	-	516,940	327,600	844,540	45,000
P Turner	643,095	-	141,058	28,344	812,497	-	812,497	-
P DeHart	685,111	-	91,639	-	776,750	-	776,750	-
F Bover	343,449	-	24,583	15,142	383,174	264,264	647,438	36,400
P Walton	296,102	-	45,820	-	341,922	291,200	633,122	40,000
R Basser	173,577	-	30,000	13,580	217,157	179,600	396,757	40,000
P Bordonaro	291,705	-	80,000	19,984	391,689	-	391,689	-
C Armit	364,492	-	-	24,960	389,452	-	389,452	-
P Grujic	263,319	-	78,000	18,222	359,541	-	359,541	-
P Turvey	254,470	-	58,000	34,800	347,270	-	347,270	-

Note 1: T Giarla, P Turner, P DeHart, F Bover and P Walton were not employees of the parent entity during the financial year.

Note 2: R Basser, P Bordonaro, C Armit, P Grujic and P Turvey are included to disclose the top five executives of the parent entity.

Note 3: Options issued under the Senior Executive Share Ownership Plan have been valued using the Black- Scholes option valuation methodology modified to allow for the probability of performance hurdles being achieved. These options are subject to company and individual performance hurdles and are only exercisable if these hurdles are achieved.

Note 4: The 243,193 options issued to Dr B A McNamee during the financial year were issued as a form of an award payable to him under the Memorandum of Understanding between the Company and Dr B A McNamee dated 16 July 1998 (the MOU). The issue of shares or options on or before 31 December 2004 as the form of award payable to Dr B A McNamee under the MOU was approved by the Company's shareholders at the 2000 Annual General Meeting.

Note 5: The amount shown as base salary for Dr B A McNamee includes $404,617 as a US living allowance.

15. Indemnification of Directors and Officers

During the financial year, the following insurance and indemnity arrangements were in place concerning directors and officers of the consolidated entity:

The Company has executed a Director's Deed with each director, as approved by the Board and pursuant to a waiver granted by the Australian Securities and Investments Commission under section 196(1) of the Corporations Act, regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a Subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

82-3785

The Company paid insurance premiums of $223,000 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law.

16. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

P. H. Wade.

Peter H Wade (Director)

Signed

Brian A McNamee (Director)
Melbourne
21 August 2002

ERNST & YOUNG

360 Elizabeth Street
Melbourne VIC 3000
Australia

GPO Box 5151AA
Melbourne VIC 3001

Tel 61 3 8650 7200
Fax 61 3 8650 7300
DX 288 Melbourne

INDEPENDENT AUDIT REPORT

To the members of CSL Limited

Scope

We have audited the financial report of CSL Limited for the financial year ended 30 June 2002, as set out on pages 1 to 34, including the Directors' Declaration. The financial report includes the financial statements of CSL Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of CSL Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

Ivan Wingreen
Partner
Melbourne

21 August 2002

CSL

82-3785

MEDIA RELEASE
21 August 2002

CSL ANNOUNCES A RECORD YEAR OF GROWTH

CSL Limited announced today that it achieved a record 2001-2002 net profit after tax of $123.8m, an increase of 58% over the previous year. Group sales rose by 58% to $1,336.4m producing a profit after tax, before amortisation of goodwill, of $163.6m, an increase of 60% on the previous year's result.

A significant highlight of this result is that 71% of CSL Group sales were derived from international sales.

The result is in line with the announcement at the half year that the Company expected net profit from ordinary activities would increase 55% to 60% for the full year.

The Directors have declared a final dividend of 22c per share fully franked payable on 10 October, 2002, bringing the total dividend for the year to 34c per share.

CSL's Managing Director, Dr Brian McNamee, said that one of the key influences on the performance of the Company over the past year had been the significant benefit of the trading operations for the full year of ZLB Bioplasma Inc. Dr McNamee also singled out the operations of JRH Biosciences Inc which achieved another strong year of sales growth of 34%.

Dr McNamee added that he was pleased with the successful integration of the plasma collection centres acquired from Nabi in September last year, recording results consistent with expectations at the time of acquisition.

CSL also announced today that, in response to shareholder requests, it proposes to offer to shareholders the opportunity to subscribe for up to $3,000 worth of additional shares in CSL, the proceeds of which will be used for general corporate purposes. The purchase price for each CSL share offered will be at a 2.5% discount to the volume weighted average price of CSL's shares during the period of five business days ending on 26 September, 2002. This offer will be limited to shareholders with registered addresses in Australia and New Zealand only. The offer to subscribe will be sent on 10 October, 2002, to persons registered as shareholders on 26 September, 2002, along with their dividend payment.

For further information please contact:

Dr. Brian McNamee
Managing Director
Ph: +61 (03) 9389 1601

Mr Tony Cipa
Finance Director
Ph: +61 (03) 9389 1601

Group Results 2001/02

	2002 $m	2001 $m
Sales	1,336.4	843.3
Other Revenue	13.8	11.5
Total Revenue	1,350.2	854.8
Depreciation/Amortisation	113.1	79.6
Net Interest Expense/(Income)	29.6	22.5
Tax Expense	32.6	27.9
Profit after tax before Goodwill Amortisation	163.6	102.4
Amortisation of Goodwill after tax	39.8	24.2
Net Profit from Ordinary Activities	123.8	78.2
Final Dividend (cents)	22.0	17.0
EPS diluted (cents)	77.5	51.6
EPS after tax before Goodwill Amortisation diluted (cents)	102.4	67.6